UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2026

Commission File No. 001-41772

OIO Group

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Completion of Business Combination and Change of Control

On April 24, 2026, OIO Group (the “Company”) completed its previously announced business combination with De Tomaso Automobili Holdings Limited (“De Tomaso”) (the “Business Combination”).

As a result of the Business Combination, De Tomaso became a subsidiary of the Company, and a change of control of the Company occurred.

Following closing, Norman Choi, founder of De Tomaso, became the Company’s largest shareholder and, based on the Company’s post-closing capitalization, beneficially owns approximately 67.6% of the Company’s issued and outstanding ordinary shares.

Reverse Stock Split

In connection with the Business Combination, the Company effected a one-for-three (1-for-3) reverse stock split of its issued and outstanding ordinary shares, effective April 24, 2026.

The reverse stock split was approved by the Company’s shareholders at the extraordinary general meeting held on June 10, 2025, with the final ratio determined by the Company’s board of directors immediately prior to effectiveness.

The Company’s ordinary shares commenced trading on The Nasdaq Capital Market on a split-adjusted basis under the ticker symbol “OIO” on April 24, 2026.

Issuance of Consideration Shares and Post-Closing Capitalization

In connection with the Business Combination, the Company issued an aggregate of 333,333,334 ordinary shares to the shareholders of De Tomaso as consideration for the transaction.

Following the effectiveness of the reverse stock split and the issuance of the consideration shares, the Company has 348,022,108 ordinary shares issued and outstanding.

Based on the Company’s post-closing capitalization, the former shareholders of De Tomaso hold approximately 95.8% of the Company’s issued and outstanding ordinary shares.

The foregoing ownership percentages are based on the Company’s issued and outstanding ordinary shares immediately following the closing of the Business Combination and the effectiveness of the reverse stock split, and do not give effect to the exercise of outstanding warrants, options or other convertible or exercisable securities, unless otherwise stated.

Board of Directors and Management

As of the date of this Report, the Company’s existing board of directors and management team remain in place. The Company intends to reconstitute its board of directors and implement related senior management changes following the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2025. The Company expects such governance transition to align the Company’s leadership structure with its post-combination strategy. Details of such changes will be disclosed in a subsequent Report on Form 6-K and/or press release, as appropriate.

Prior Pro Forma Financial Information

The Company previously furnished unaudited pro forma condensed financial information reflecting the Business Combination in a Report on Form 6-K filed with the Securities and Exchange Commission on April 22, 2026. This Report does not include or re-furnish such pro forma financial information.

Strategic Positioning

Following the completion of the Business Combination, the Company is positioned as a Nasdaq-listed platform focused on building and supporting distinctive operating businesses with strong brand equity, engineering capability and long-term value creation potential.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s anticipated governance transition, leadership structure and strategic direction. Forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to, risks relating to the Company’s post-combination integration, future strategy, liquidity, capital markets conditions, Nasdaq listing compliance, and other risks described in the Company’s filings furnished or filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

No Incorporation by Reference

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Exhibit No.	Description
99.1	Press Release dated April 23, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: April 27, 2026